

March 21, 2011

Robert L. Kirkman, M.D.,
Chief Executive Officer
Oncothyreon Inc.
2601 Fourth Ave., Suite 500
Seattle, Washington

> **Re:** **Oncothyreon Inc.**
> **Post-Effective Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed March 15, 2011**
> **File No. 333-169746**

Dear Dr. Kirkman:

We have limited our review of your registration statement to the issue we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Item 16. Exhibits and Financial Statement Schedules, page II-5

1. Please amend your registration statement to file revised consents of your auditors that correctly identify the registration statement. We note that the consent of Deloitte & Touche LLP relates to "Post-Effective Amendment No. 2 to Registration Statement No 333-169746 on Form S-1" and that the consent of Ernst & Young LLP relates to "Amendment No. 2 to the Registration Statement (Form S-1 No. 333-169746)."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

Cc: Patrick J. Schultheis
Michael Nordtvedt
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
701 Fifth Avenue, Suite 5100
Seattle, Washington 98104